July 9, 2008
By mail and facsimile to (202) 772-9210

John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Re:	Quest Capital Corp. Form 40-F, File No. 001-32667

We have reviewed your letter, dated June 27, 2008 and addressed our comments in the same sequence as your letter as follows:

1.	Accessing Exhibits 99.1, 99.2, 99.3
During our conversation with Edwin Adames, we were both able to access the exhibit links through www.sec.gov/edgar.shtml. As a result, Mr. Adames indicated no further action would be required.

2.	Audit Report Date
PricewaterhouseCoopers LLP, have dated Form 40-F, Exhibit 99.4, Consent of Independent Accountants which references the Annual Report.  We would request your Office find this is acceptable as meeting the spirit of the rules you quote and making any further changes would not provide any further benefit to investors.

3.	Provision for Loan Losses
The Company's accounting procedures with respect to the determination of its allowance for loan losses is the same under both Canadian and US GAAP.   For both purposes, the Company considers the need for both specific and general allowances, based on the portfolio of loans.  The Company evaluates all its loans individually in accordance with CICA Handbook Section 3025, Impaired Loans, and FAS 114, Accounting by Creditors for Impairment of a Loan.   To the extent individual loans are not identified as being uncollectible, the Company assesses whether the portfolio of loans requires a general allowance based on an evaluation of the criteria in CICA Handbook 3025 and FAS 5, paragraphs 8, 22 and 23.

Through December 31, 2007, our analysis did not indicate a need for a general provision in excess of specific allowances.  Commencing with the quarter ended March 31, 2008, the Company determined a further general provision was necessary due to continuing weakening in the general credit markets.

4.	Divestitures

Canadian GAAP (CICA Handbook section 3475) and US GAAP (FAS 144) are aligned with respect to discontinued operations.  As such, the US GAAP reconciliation contains no adjustment or supplemental disclosure related to discontinued operations.  The Company did not report discontinued operations under either Canadian or US GAAP because the operations and cash flows could not be clearly distinguished, operationally and for financial reporting purposes as required by FAS 144, 41 and CICA Handbook section 3475.28.

5.	Costs and Liabilities incurred with respect to exit activities
Canadian GAAP (CICA EIC 135) and US GAAP (FAS 146) are aligned with respect to the disclosure of exit activities.   The exit activities did not result in any measurement differences and, as such, did not result in supplemental disclosure in the US GAAP reconciliation.  Such disclosure was not provided under Canadian GAAP financial statements because the reorganization, other than the divestitures noted above, was done for Canadian tax planning purposes with the result of transferring certain assets and staff to a wholly owned subsidiary.

We trust that the above provides you with sufficient detail to address your queries.

The Company understands and acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Jim Grosdanis

Jim Grosdanis, CA
Chief Financial Officer

c.c. Steven Wilson, CA  PricewaterhouseCoppers LLP